Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

February 27, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010

Re:
Delta Oil & Gas, Inc.
Registration Statement on Form 10-SB
Filed May 12, 2006
File No. 0-52001
Form l0-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
File No. 333-82636
Form 10-QSB for Fiscal Quarter Ended March 31, 2006
Filed May 15, 2006
File No. 0-52001

____________________________________________________________________

We write on behalf of Delta Oil & Gas Inc. (“the Company”) in response to Staff’s letter of June 9, 2006 by Karl Hiller, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-SB (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, the First Amended Registration Statement on Form 10-SB (the “First Amended 10-SB"). The Company previously responded to comments from the Common Letter that relate to the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and Quarterly Reports on Form 10-QSB for the Fiscal Quarters ended March 31, 2006, June 30, 2006, and September 30, 2006. These revisions have been incorporated in the First Amended 10-SB where appropriate.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-SB Filed May 12, 2006

General

1.
Please complete responses and, where disclosure has changed, indicate precisely where the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. Form example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the same document or in another document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

In response to this comment, the Company has incorporated revisions in this First Amended 10-SB that were made in response to comments issued by the Commission relating to its disclosure in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and Quarterly Reports on Form 10-QSB for the Fiscal Quarters ended March 31, 2006, June 30, 2006, and September 30, 2006.

2.	Please add disclosure in the forepart of your registration statement to explain your reason(s) for filing this Form 10-SB.

In response to this comment, the Company included disclosure in the forepart of the registration statement indicating that it filed this Form 10-SB to register its common stock under Section 12(g) of the Exchange Act.

3.
Please update your registration statement to include your financial statements for the quarter ended March 31, 2006, as required by Item 310(g) of Regulation S-B, and a discussion of your recent acquisition of the lands and leases owned by Brinx Resources.

In response to this comment, the Company updated its registration statement to include financial statements for the quarter ended September 30, 2006 as required by Item 310 of Regulation S-B. The Company also included a discussion of its acquisition of the lands and leases owned by Brinx Resources.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

/s/ Chad Wiener
Chad Wiener, Esq.
CANE CLARK LLP